NEWS RELEASE 10-24	AUGUST 3, 2010

SECOND HIGH-GRADE ZONE AT NORTHUMBERLAND RETURNS 7.10 G/T GOLD OVER 37.4 METRES

Fronteer Gold (FRG – TSX/NYSE Amex) announces today that drilling has returned some of the highest grade gold intervals ever intersected at its 100% owned Northumberland project in Nevada.

Drill hole FNU035, the first hole of the 2010 program, returned two separate high-grade intervals as follows, starting at a depth of approximately 225 metres:

•	Upper zone: 7.10 grams per tonne gold (0.207 ounces per ton) and 24.67 g/t silver (0.719 oz/ton) over37.49 metres, including 14.31 g/t gold (0.417 oz/ton) over 2.87 metres.

•	Lower zone: 10.62 g/t gold (0.310 oz/ton) and 12.23 g/t silver (0.357 oz/ton) over 13.11 metres, including 13.91 g/t gold (0.406 oz/ton) over 5.49 metres.

(Composites for broad intervals are created at 3.0 g/t gold cut off, with “including” intervals created at 10 g/t cutoff. Several values below the 3.0 g/t cutoff may be included as part of the mineralized zone.)

Hole FNU035 is located 25 metres southwest of an historic high-grade hole (NN-5), and helps underpin the shape of a second growing high-grade domain at Northumberland.

“Fronteer Gold is very encouraged by these results as it builds our confidence in the geometry of high-grade domains in parts of the deposit that have had relatively limited drilling,” says Fronteer Gold President and CEO Mark O’Dea.

Northumberland’s current $750,000 drill program, which commenced in June, consists of a minimum of nine core holes totaling 2,500 metres focused on testing multiple high-grade targets. Assays from additional holes are pending.

Northumberland is a Carlin-style deposit that has significant potential for high-grade mineralization. In particular, the western half of the deposit, despite several high-grade intersections, has not seen significant exploration drilling.

DEVELOPMENT

Fronteer Gold is preparing a Request For Proposal to be distributed to select mining contractors for the construction of a 280-metre long decline to access high-grade mineralization within the deposit. Construction is scheduled to begin in Q3-2010 with completion targeted for Q1-2011. The decline will provide the most cost-effective platform for evaluating controls on high-grade mineralization, as well as conducting underground exploration/definition drilling and bulk sampling.

James Ashton P.E. is designated as a Qualified Person for the Northumberland drill results, with the ability and authority to verify the authenticity of, and validity of these data. Drill composites were calculated using a cut-off of 3.0 g/t. Drill intersections are reported as drilled thicknesses. Reverse circulation cuttings were sampled on 5.0 feet (1.52 metre) intervals. Drill samples were assayed by ALS Chemex (ISO9001:2000) in Reno, Nevada for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 10.0 g/t were re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data were utilized in calculating gold intersections. QA/QC included the insertion of numerous standards and blanks into the sample stream, and the insertion of duplicate samples at random intervals within each batch. Selected holes are also analyzed for a 51-element geochemical suite by ICP-MS/-AES.

ABOUT FRONTEER GOLD

We intend to become a significant gold producer. Our solid financial position and strong operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. Fronteer Gold aims to build regional production by advancing these projects sequentially over the near-term using existing cash resources. For further information on Fronteer Gold visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
Troy Fierro, COO
Sean Tetzlaff, CFO
John Dorward, VP, Business Development
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergold.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold’s Annual Information form and Fronteer Gold’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.